William E. Mudd

Chief Financial Officer

Direct Dial: 502-636-4444

May 22, 2009

Via Electronic Form

United States Securities and Exchange Commission

CF/AD 5

100 F. Street N. E.

Washington, DC 20549-3561

Attention: Mr. David R. Humphrey

Re:	Churchill Downs Incorporated

Form 10-K for the year ended December 31, 2008

Filed March 4, 2009

File No. 1-33998

and

Definitive Proxy Statement – Schedule 14A

Filed April 28, 2009

Dear Mr. Humphrey:

In reply to your comment letter dated May 8, 2009 regarding the above-referenced filings (the “Filings”), please see the responses set forth below.

In connection with responding to your comments, the Company acknowledges (i) it is responsible for the adequacy and accuracy of the disclosure in the Filings; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filings; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission

May 22, 2009

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008

Consolidated Statements of Net Earnings, Page 59

1.	Reference is made to the line item labeled “Equity in loss of unconsolidated investments.” Please discuss the consideration given to the disclosure requirements of Rule 4-08(g) for the year ended December 31, 2007.

Response:

During the year ended December 31, 2007, the Company recognized equity in loss of unconsolidated investments related to five separate investments. The Company determined that it would cease its participation in two of the investments during the last half of 2007 and receive no consideration in return. As a result, the Company recognized impairment losses related to these two investments, which are included in equity in loss of unconsolidated investments in the Consolidated Statement of Net Earnings for the year ended December 31, 2007. After taking the impairment losses of these two investments into consideration for purposes of performing the income test when assessing whether these investments exceeded the 10% significance threshold as defined in accordance with Rule 1-02(w), the Company determined that the investments were not significant on an aggregate basis. In addition, the Company performed the investment test and the asset test and neither test resulted in a determination that the investments, in aggregate, are significant at the 10% level in accordance with Rule 1-02(w). As a result, the disclosures required by Rule 4-08(g) were not made in the Consolidated Financial Statements for the year ended December 31, 2007. In addition, the Company concluded that disclosures were not required regarding each of the years ended December 31, 2008 and 2006 due to the fact that the 10% significance threshold was not achieved for any of the three tests required by Rule 1-02(w). Finally, the 10% significance threshold regarding the Company’s unconsolidated investments was not achieved for any prior period, and the Company does not anticipate such thresholds will be achieved in future periods.

Consolidated Statements of Cash Flows, Page 61

2.	Reference is made to your discussion of insurance proceeds in Note 5. We note that you carried property and casualty insurance, in addition to business interruption insurance. The classification of cash flows from property damage or loss depends on the nature of the property. Please tell us whether any portion of the insurance proceeds you received was classified as an investing cash receipt and indicate the line item in which it was included in your cash flow statement. Alternatively, please explain why no portion of the insurance recovery should be classified as an investing activity. In your response, please tell us whether any related insured property was owned or leased and, if leased, whether the lease was an operating lease or a capital lease.

Response:

The Company received and recognized $17.2 million of insurance proceeds during the year ended December 31, 2008. The entire amount of such insurance proceeds related to business

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May 22, 2009

interruption. As a result, the insurance proceeds were included as an operating activity in the Consolidated Statement of Cash Flows for the year ended December 31, 2008.

Note 3, Acquisitions and New Ventures, page 68

3.	Reference is made to the disclosure that “The Company engaged a third-party to assist management in performing a valuation of the acquired assets” pertaining to the June 11, 2007 acquisition of certain assets of ATAB and BRIS. The third party valuation expert must be explicitly named in your Form 10-K, or alternatively, delete all references to the valuation expert and the Company may instead accept responsibility for such valuation and not make reference to the expert. If the valuation expert is named in the filing, a consent from such expert would be required to be filed under Exhibit 23 when your Form 10-K is incorporated by reference into a ‘33 Securities Act Registration Statement and/or in the Registration Statement itself, as applicable. See Rule 436 of Regulation C and Item 601(b) of Regulation S-K. Please revise in future filings.

Response:

In future filings, the Company will delete all references to the valuation expert and accept responsibility for valuations performed or explicitly name the valuation expert and file a consent from such expert under Exhibit 23 when the Company’s Form 10-K is incorporated by reference into a ‘33 Securities Act Registration Statement and/or in the Registration Statement itself, as applicable.

Item 11, Executive Compensation, page 94

4.	We could not locate the Compensation Committee Interlocks and Insider Participation section you reference. Please advise. Refer to Item 407(e)(4) of Regulation S-K.

Response:

The Compensation Committee Interlocks and Insider Participation section referenced in Item 11 of Part III of the Company’s Annual Report on Form 10-K for the year ended December 31, 2008 (the “Form 10-K”) was not included in the Definitive Proxy Statement – Schedule 14A (the “2009 Definitive Proxy Statement”) as the Company was unaware of any relationships among its officers and directors, which would require disclosure under the caption. The Company will include this caption and the required disclosure, if any, in future filings of its Definitive Proxy Statement – Schedule 14A.

Item 12, Security Ownership of Certain Beneficial Owners and Management Related Stockholder Matters, page 94

5.	We could not locate the Equity Compensation Plan Information section you reference. Please advise. Refer to Item 201(d) of Regulation S-K.

Response:

The Equity Compensation Plan Information section was inadvertently omitted from the 2009 Definitive Proxy Statement. The Company intends to disclose the relevant information contained in the Equity Compensation Plan Information section by filing it as Definitive

United States Securities and Exchange Commission

May 22, 2009

Additional Materials to the Proxy Statement – Schedule 14A. In future years, the Company will include the Equity Compensation Plan Information Table in either its Form 10-K or Definitive Proxy Statement – Schedule 14A, as appropriate.

Exhibit Index, page 98

6.	We note that you have incorporated by reference several exhibits, such as the Amended and Restated Credit Agreement as Exhibit 4(a). We also note that you have filed with the Form 10-K several exhibits, such as the 2005 Churchill Downs Incorporated Deferred Compensation Plan as Exhibit 10(ww). These exhibits, including the Amended and Restated Credit Agreement and the 2005 Churchill Downs Incorporated Deferred Compensation Plan, do not appear to contain all of the exhibits and schedules either listed in the table of contents or referred to in the agreement. All exhibits must be filed in full and include all attachments, schedules and exhibits. Please refile each exhibit to include the omitted schedules and exhibits. Further, please confirm that you will file all exhibits in full and include all attachments, schedules and exhibits in future filings.

Response:

The Amended and Restated Credit Agreement referenced as Exhibit 4(a) of the Annual Report on Form 10-K (the “Credit Agreement”) was filed as Exhibit 10.1 to a Form 8-K dated September 29, 2005. The Company will re-file the Form 8-K dated September 29, 2005. In this filing, the Company will include all exhibits which are currently in a format that may be converted for filing on EDGAR without substantial expense. To the extent, however, that there are exhibits that (i) are clearly immaterial to public investors and (ii) would require substantial expense to convert for filing on EDGAR, the Company will include a description of such exhibits rather than the exhibits themselves. The Company will indicate that the reason for such re-filing is to include the applicable exhibits and schedules to the Credit Agreement.

With regard to the 2005 Churchill Downs Incorporated Deferred Compensation Plan filed as Exhibit 10(ww) to the Form 10-K, Exhibit A to such document was previously filed as Exhibit A to the 2005 Churchill Downs Incorporated Deferred Compensation Plan (Effective January 1, 2005), which was filed as Exhibit 10.1 to a Form 8-K dated June 21, 2005. Accordingly, the Company does not believe that it is necessary to file an amended Form 10-K in order to include Exhibit A to the 2005 Churchill Downs Incorporated Deferred Compensation Plan.

In future filings, the Company will file all exhibits in full and include all attachments, schedules and exhibits, subject to any non-disclosure of confidential information pursuant to Rule 24b-2 (“Rule 24b-2”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

DEFINITIVE PROXY STATEMENT – SCHEDULE 14A

2008 Performance Target and Results, page 27

7.	We note the disclosure on page 27 that you are not disclosing the Individual Objectives and the Unit Objectives because the disclosure of such objectives would adversely affect you and

United States Securities and Exchange Commission

May 22, 2009

your business. Please provide us with a detailed explanation for this conclusion. Refer to Instruction 4 of Item 402(b) of Regulation S-K.

Response:

We respectfully submit that in response to the Staff’s comment, we believe that any additional detail regarding the specific Individual Objectives and Unit Objectives of our executives would cause significant competitive harm, as it would provide our competitors with unfair insight regarding our strategic plans and operations. Accordingly, we respectfully advise the Staff that we believe such disclosure may be excluded under Instruction 4 to Item 402(b) of Regulation S-K, pursuant to the same standard that would apply under Rule 24b-2 of the Exchange Act.

Rule 24b-2 provides that the Commission may grant confidential treatment thereunder if it determines that such treatment is justified under the Freedom of Information Act, 5 U.S.C. § 552. The Commission may grant confidential treatment if it determines that disclosure is not required to protect investors and that disclosure would adversely affect the Company’s business. Rule 24b-2 refers to subsection (b)(4) of 5 U.S.C. § 552 (“Exemption 4”), which exempts from the broad public disclosure requirements of the Freedom of Information Act those “trade secrets and commercial or financial information obtained from a person and privileged or confidential.” This exemption is intended to protect both the interests of commercial entities that submit proprietary information to the government and the interests of the government in receiving continued access to such data.

For Exemption 4 to apply, a tripartite test must be satisfied: (1) the information for which an exemption is sought must be a trade secret or such information must be commercial or financial in character; (2) such information must be obtained from a person, which includes a corporation; and (3) such information must be privileged or confidential. Nadler v. Federal Deposit Ins. Corp., 92 F.3d 93, 95 (2d Cir. 1996); GC Micro Corp. v. Defense Logistics Agency, 33 F.3d 1109, 1112 (9th Cir. 1994).

Because the Company is a corporation that is disclosing certain information to the Commission, the second requirement of the above-noted test has been satisfied. Moreover, as discussed in more detail below, specific performance measures constitute commercial or financial information that is privileged or confidential within the meaning of Exemption 4, and, consequently, the first and third requirements of the test are also satisfied. Therefore, the Company believes that the specific performance measures used by it in determining the amount payable under its performance based incentive compensation meet this test.

For purposes of Exemption 4, “commercial or financial information” has been construed by courts in accordance with its plain meaning and broadly encompasses information relating to commerce or compiled in pursuit of profit. See Public Citizen Health Group v. Food and Drug Admin., 704 F.2d 1280, 1290 (D.C. Cir. 1983); American Airlines, Inc. v. National Mediation Board, 588 F.2d 863, 870 (2d Cir. 1978). Accordingly, items generally regarded as commercial or financial information include business sales statistics, technical designs, research data, overhead and operating costs, information on financial condition, and prices. See Landfair v. United States Dept. of the Army, 645 F. Supp. 325, 327 (D.D.C. 1986). As such, target criteria relating to performance incentives fall within the plain meaning of the term “commercial and financial information.”

United States Securities and Exchange Commission

May 22, 2009

To be exempt from disclosure, such commercial or financial information must be privileged or confidential. See Frazee v. United States Forest Serv., 97 F.3d 367, 370 (9th Cir. 1996). In the context of a filing with the Commission, where a registrant is required to disclose certain information to the Commission, such information is confidential within the meaning of Exemption 4 “if disclosure . . . is likely to … cause substantial harm to the competitive position of the person from whom the information was obtained.” Bartholdi Cable Co. v. Federal Communications Comm’n, 114 F.3d 274, 281 (D.C. Cir. 1997) (quoting National Parks and Conservation Ass’n v. Morton, 498 F.2d 765, 770 (D.C. Cir. 1974)); see also Frazee, 97 F.3d at 371; Nadler, 92 F.3d at 96.

Under the above test for confidentiality, “a party need not show actual competitive harm” but must only “present specific evidence revealing (1) actual competition and (2) a likelihood of substantial competitive injury” to demonstrate that commercial or financial information is confidential. Frazee, 97 F.3d at 371 (internal quotation marks omitted). A registrant’s right to an exemption “depends upon the competitive significance of whatever information may be contained in the documents,” and therefore, the Commission’s role is “to determine whether any non-public information contained in those documents is competitively sensitive, for whatever reasons.” Occidental Petroleum Corp. v. Securities and Exchange Comm’n, 873 F.2d 325, 341 (D.C. Cir. 1989) (emphasis in original). As such, the Company respectfully submits that it may rely on such prong to exempt the Individual Objectives and Unit Objectives from disclosure, as disclosure of such performance measures would likely cause substantial harm to the competitive position of the Company.

As discussed in the 2009 Definitive Proxy Statement, the Individual Objectives and Unit Objectives are tied to specific strategic initiatives and key operational improvement areas. Examples of the types of goals contained in an executive’s Individual Objectives and Unit Objectives include the improvement of customer service in specific business areas, innovation of new products and services, cost reduction initiatives expanding or contracting the reach of certain operations and new marketing and sales initiatives. The Company believes that if the Individual Objectives and Unit Objectives were divulged, it could make it significantly more difficult for the Company to effectively achieve these goals, which would result in harm to investors.

For example, the Individual Objectives and Unit Objectives of several executives require the expansion or contraction of specific business areas of the Company for such objectives to be met and can even contemplate an acquisition or divestiture of specific assets. Disclosing the Company’s desire to, for example, reduce or sell a certain asset or business line would likely reduce the amount that it would receive for the sale of such asset or business line, as buyers could then negotiate with full knowledge that its business plan included divesting that particular asset or business line. Such disclosure would also clearly result in significant competitive harm to the Company and its stockholders as current customers with regard to such business line might prematurely switch to competitors. Such disclosure could also cause employees to leave the Company. Such information could also provide a roadmap to future strategic acquisitions or divestitures.

In addition, certain Individual Objectives and Unit Objectives contemplate specific operational improvements, such as improvements in customer service in certain business areas or specific cost reduction initiatives. Disclosing these initiatives would give the Company’s competitors insights into how and where the Company is strengthening its business. This knowledge could aid competitors, for example, in recruiting away talented

United States Securities and Exchange Commission

May 22, 2009

employees in areas that are critical to the Company’s business plan or in giving them ideas as to how to improve their own business. It could also provide ammunition for the Company’s competitors in that they could use its disclosure of these specific operational improvement goals as a signal that its business is deficient in some areas. The Company’s competitors who do not tie their incentive programs to attaining specific operational improvement goals, but who instead provide incentives based upon subjective evaluations, would have an unfair advantage in that they would not be disclosing their internal areas of strength or weakness. That would clearly result in significant competitive harm to the Company and its stockholders.

Further, certain Individual Objectives and Unit Objectives require the innovation of new products and services for such objectives to be met. Because such product development and strategic initiatives are tied to specific business areas, disclosing the Company’s specific plans in these areas would give rise to significant competitive harm. The Company has many alternatives in developing and deploying new products and services. Some of the Company’s ideas are pursued and developed, while others are not. Also, certain markets are pursued, and others are not. Disclosing the Company’s decisions in this regard would provide its competitors with an unfair advantage in that they would be privy to the Company’s business decisions about what markets and products it is likely to pursue. If the Company’s competitors know its planned projects in advance, they could then initiate competing projects, which could detract from the success of its projects when its projects are ready to be implemented. That would clearly result in significant competitive harm to the Company and its stockholders.

As a final example, certain Individual Objectives and Unit Objectives contemplate specific marketing and sales initiatives, such as a marketing initiative to improve attendance at a certain racetrack. Disclosing the Company’s specific plans in this area could give rise to significant competitive harm. The Company’s competitors could use this information in their own marketing and sales programs to compete with the Company more effectively. If the Company decided to invest in a major marketing initiative to improve attendance at a specific racetrack, its competitors, armed with that information, could deploy greater resources in that area to decrease the effectiveness of the Company’s program. That could significantly decrease the Company’s revenue, which could result in significant competitive harm to the Company and its stockholders.

Therefore, disclosure of the Individual Objectives and Unit Objectives would likely cause substantial economic harm to the Company’s competitive position, resulting in significant economic harm to the Company and to its stockholders.

Long-Term Incentives, page 28

8.

We note your disclosure regarding your long-term incentive plan. We note that your named executive officers (other than your CEO) have the opportunity to earn company stock for “achieving significant improvements in EBITDA” and for meeting “specific EBITDA performance targets for each year,” but we do not see sufficient discussion regarding these criteria. In future filings, please disclose the EBITDA performance targets for each executive officer and provide quantitative detail regarding what you consider “significant” improvements in EBITDA. Please also explain how you determine the number of stock awards granted to each executive officer upon their meeting certain targets. Be as detailed as possible. Please refer to Item 402(b)(2)(v) of Regulation S-K. To the extent you believe that

United States Securities and Exchange Commission

May 22, 2009

disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed explanation for such conclusion. Please also note that to the extent you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors.

Response:

As discussed in the 2009 Definitive Proxy Statement, the long term incentive plan (the “Company LTIP”) provides incentives for the named executive officers to achieve results over a five-year performance period (2008 to 2012). If a specific EBITDA goal under the Company LTIP is achieved, 30% of the payment opportunity associated with that goal is deemed earned by each executive. The Company believes that disclosure of the specific EBITDA targets under this five-year plan would result in competitive harm to the Company because such disclosure would (i) give competitors information regarding year-to-year long-term growth projections for the Company that would not otherwise be available, providing them with the opportunity to combine market data with such long-term growth projections to determine the Company’s long-term strategic and operational objectives, and (ii) threaten the price of the Company’s common stock because such disclosure would force its executives to, in effect, give a separate set of “guidance” regarding future financial performance. The Company describes each of these potential consequences in more detail below.

First, because the incentives under the Company LTIP are based on a five-year performance period, disclosure of the yearly EBITDA targets would provide the Company’s competitors with information about the Company’s long-term profit expectations on an annual basis. By disclosing the anticipated targets annually, competitors will be able to determine each year the change in the projections over the period. Competitors may use the difference between target amounts to figure out possible changes in the Company’s business plan that would be implemented in a specific year. This creates the risk that competitors will be able to determine Company’s long-term strategic and operational goals by studying the relationship between market knowledge, revenue, and the Company’s long-term plans. For example, with the combination of this information, a competitor may be able to predict when the Company is planning to commence a strategic initiative and adjust its own plans accordingly.

Second, disclosure of the EBITDA targets of the Company LTIP would cause competitive harm by requiring the Company to, in effect, give additional “guidance” regarding its expected financial performance. The Company has historically limited the forward-looking projections that it gives to analysts for several reasons. If the Company were to disclose its five-year goals under the Company LTIP, the Company expects that analysts will speculate as to what accounts for the change in projections in any year of the five-year performance period. This could be harmful for a number of reasons. First, once this additional set of expectations becomes public, and management faces the prospect of adverse analyst reports if these expectations are not met, it will be forced to take this into account in running the Company. Rather than making business decisions based purely on the long-term best interests of stockholders, management may make decisions that will enable them to meet analysts’ expectations, and thereby avoid any short-term adverse impact on the price of the Company’s stock that could result from a negative report. This could cause management to fail to seize on opportunities that competitors could pursue. Second, to the extent that publication of this additional set of guidance does lead to a drop in the Company’s stock price

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May 22, 2009

due to failure to satisfy the resulting analyst expectations, this would (i) make the Company’s common stock a less valuable form of currency, making it more expensive (in terms of number of shares) to complete stock-for-stock acquisitions and (ii) make it more expensive (again in terms of number of shares) to raise capital to use for acquisitions and other strategic initiatives.

The value of an award is determined by the Compensation Committee, after considering advice from its independent advisor and management of the Company, in furtherance of its philosophy and core principles. As there are few direct peers to the Company, the Compensation Committee does not rely directly on peer practices to establish pay levels or programs for its executives. Rather, the Compensation Committee determines pay levels and practices based on the talent needs of the organization as defined by the Company’s strategy of growing and diversifying revenues and with the guidance of the Compensation Committee’s independent advisor. The number of stock awards granted to each executive officer upon their meeting certain targets is determined as follows: During the first quarter directly subsequent to the completion of the related performance period during which the Company EBITDA performance target is achieved (i.e. 3/31/09 for the 2008 award), the number of shares subject to performance share award is determined based on the value of the award divided by the closing price of the Company’s common stock on the last business day of the calendar year immediately preceding the date of grant (i.e. 12/31/08 for the 2008 award). In future years, the Company will include this explanation in its Definitive Proxy Statement – Schedule 14A.

With regard to the difficulty of achieving the long term goals of the Company LTIP, as discussed in the 2009 Definitive Proxy Statement, such goals have been set aggressively and, while it is still early in the five-year performance period, the objective targets for awards related to the Company’s performance during 2008 were not met. In future years, the Company will provide additional discussion with regard to the difficulty of achieving such performance goals in its Proxy Statement – Schedule 14A.

If you should have any questions, please do not hesitate to contact me at 502-636-4444.

Very truly yours,

/s/ William E. Mudd
William E. Mudd